UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): RESAAS SERVICES INC.

B.	(1) This is [check one]:

☒	an original filing for the Filer.

☐	an amended filing for the Filer.

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	RESAAS SERVICES INC.

Form type:	Form F-10

File number (if known):	333-204175

Filed by:	RESAAS SERVICES INC.

Date filed (if filed concurrently, so indicate):	May 14, 2015, (concurrently with Form F-10)

D.           The Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at:

#303 – 55 Water Street

Vancouver, British Columbia V6B 1A1

Canada

(604) 558-2929

E.	The Filer designates and appoints J. Chris Morgando, (the “Agent”), located at:

11920 Southern Highlands Pkwy

Las Vegas, NV 89141

(702) 823-3600

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)          any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)          any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form  F-10, on the date hereof, as it may be amended from time to time, or any purchases or sales of any security in connection therewith, (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939.   The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.           The Filer stipulates and agrees in connection with the use of Form F-10 to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.           The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Country of Canada, this 14th day of May, 2015.

Filer: RESAAS SERVICES INC.

By:	/s/ Cory Brandolini
Name: Cory Brandolini
Title: Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on May 14, 2015.

By:	/s/ J. Chris Morgando
	Name:	J. Chris Morgando
	Title:	Director

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